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                                                                     EXHIBIT 4.8

                            Collaboration Agreement



                             Dated August 9, 1999



                      Between Human Genome Sciences Inc.



                                      And



                     Cambridge Antibody Technology Ltd./1/


/1/ [***] indicates that text has been deleted, which is subject to a confidential treatment request. This text has been filed with the SEC on a supplemental basis.
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                            COLLABORATION AGREEMENT

This Collaboration Agreement (the "Agreement") is made this 9/th/ day of August 1999 ("Effective Date") by and between Cambridge Antibody Technology, Ltd., ("CAT") an English corporation having its registered office at The Science Park, Melbourn, Cambridgeshire SG8 6JJ, United Kingdom and Human Genome Sciences Inc. ("HGS") a Delaware corporation having its principal offices at 9410 Key West Avenue, Rockville, Maryland, United States of America.

WHEREAS, CAT is a leader in the field of rapid human antibody discovery, engineering and other related activities in the use of antibodies for target validation, drug design, and the development of proprietary therapeutic products.

WHEREAS, HGS is a leader in the field of high throughput gene discovery and cloning and other related activities leading to the discovery and development of novel drugs.

WHEREAS CAT and HGS wish to collaborate upon the terms and conditions as set out in this Agreement.

NOW THEREFORE, in consideration of the mutual promises and covenants contained in this Agreement, the Parties agree as follows:

ARTICLE 1 - DEFINITIONS

1.01 As used throughout this Agreement, the following words and phrases shall have the meanings ascribed to them in Sections 1.01 through 1.44.

1.02 "Affiliate(s)" means any corporation, company, partnership, joint venture and/or firm which controls, is controlled by or is under common control with a Party. "Control" means (a) in the case of corporate entities, direct or indirect ownership of at least fifty percent (50%) of the stock or shares entitled to vote for the election of directors; and (b) in the case of non-corporate entities, direct or indirect ownership of at least fifty percent (50%) of the equity interest with the power to direct the management and policies of such non corporate entities.

1.03 "Antibody or Antibodies" means a molecule or a gene encoding such a molecule comprising or containing one or more immunoglobulin variable domains or parts of such domains or any existing or future fragments variants modifications or derivatives thereof.

1.04  "Antigen(s)" means [***] or any future antigen selected by HGS pursuant to
      Article 20.

1.05 "BLA" means a Biologic License Application, or other application approving the marketing of Licensed Product, which is submitted to the FDA or its equivalent application in a Major Market.

1.06  "CAT Background IP" means Patent Rights, Know-How and Material which CAT owns
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       or which CAT is licensed to use which directly relate to the Target
       Antibodies at the Effective Date or Improvements which CAT owns after the Effective Date which directly relate to the Target Antibodies.

1.07 "CAT Antibody Patents" shall mean (1) the Winter II Patent Rights (European Patent Number (EPO368684/PCT/GB89/01334) and its US equivalents namely the Winter/Lerner Applications (US Numbers 07/933,958, 07/933,959, 07/941,761, 07/941,762) and their European equivalents and (2) the McCafferty Patents Rights (European Patent Number EPO584877B1/PCTGB91/01134) and U.S. equivalents, and (3) the Griffiths Patent Rights (US Number 5,885,793) and its European equivalents all licensed to CAT pursuant to the license agreement dated January 7, 1997 between CAT and the Medical Research Council ("MRC").

1.08 "CAT's Third Party Royalty Obligations" means all Royalties payable by CAT under license agreements with third parties as of the Effective Date and which cover activities conducted by CAT under the Research Programme including but not limited to the agreements set out in Appendix B.

1.09 "Clinical Development Antibody" means a Target Antibody which has achieved In-Vivo Proof of Concept within the Time Line.

1.10 "Clinical Indication" means an area of treatment of a condition in the Disease Area. Examples of Clinical Indications are, without limitation:
       [***].

1.11 "Competing Antibody Product" means a human Antibody owned or licensed by HGS or a third party which achieves In-Vivo Proof of Concept and which is directed to a given Target.

1.12 "Confidential Information" means any scientific, technical, trade or business information disclosed by one Party to the other Party which is
       (a) disclosed in writing or other tangible form and labeled "CONFIDENTIAL" at the time of disclosure or (b) disclosed verbally and identified as confidential at the time of disclosure and subsequently summarized and confirmed in writing as confidential within twenty (20) days of such oral disclosure. "Confidential Information" does not include information which (a) was known to the receiving Party at the time it was disclosed, other than by previous disclosure by the disclosing Party, as evidenced by written records at the time of disclosure; (b) at the time of disclosure or later becomes publicly known under circumstances involving no breach of this Agreement; (c) is lawfully and in good faith made available to the receiving Party by a third party who did not derive it from the disclosing Party and who imposes no obligation of confidence on the receiving Party; (d) is developed by the receiving Party independent of any disclosure by the disclosing Party, as evidenced by the receiving party's written records or (e) is required by law or regulation to be disclosed.

1.13 "Development Plan" means a detailed Report prepared by HGS pursuant to Clause 11 in
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       respect of each Clinical Development Antibody which contains estimated timelines for the development and commercialisation of a Licensed Product together with the dates by which HGS believes in good faith it can: (i) initiate Phase I / IIa clinical trials, (ii) initiate Phase III clinical trials, and (iii) file a BLA in a Major Market ("the HGS Milestones").

1.14 "Diagnostic Licensed Products" means any product in the form of a device compound kit or service with utility in the diagnosis prognosis prediction or monitoring of progress of a disorder (1) incorporating part of at least one variable region of a Target Antibody or (2) whose biological activity was identified by a Target Antibody and whose potential medical utility was first demonstrated by a Target Antibody.

1.15 "Disease Areas" mean (a) Malignant disease of cells of a [***], (b) Nonmalignant disease of cells of the [***], (c) Malignant disease of cells of the [***] and (d) Nonmalignant disease of cells of the [***].

1.16 "FDA" means the United States Food and Drug Administration or any successor United States governmental agency or any other foreign governmental agency performing similar regulatory functions with respect to pharmaceutical Licensed Products in a Major Market.

1.17   "Field" means any human therapeutic or diagnostic use.

1.18 "First Commercial Sale" means the first sale or other disposition for value of the Licensed Products, in a final dosage form, to an independent third party following regulatory approval. The term "First Commercial Sale" shall not include sales and disposals for experimental purposes or for purposes of clinically or otherwise testing any Licensed Product.

1.19 "FTE" shall mean a full time equivalent employee assigned to the Research Programme.

1.20 "HGS Background IP" means Patent Rights, Know-How and Material which HGS owns or which HGS is licensed to use which directly related to the Target at the Effective Date.

1.21 "HGS Know-How" means all unpatented information, whether or not patentable, relating to Materials, methods, processes, techniques and data for the development, manufacture, use or sale of the Target, Target Antibodies or Licensed Product which is known to HGS or developed independently by HGS or received by HGS from a third party and not from CAT at any time during the Term of this Agreement and which HGS if free to transfer or disclose without violating contractual obligations to any third party.

1.22 "Improvement" means any improvements, modifications and adaptations (whether patentable or otherwise) to any party of either CAT Background IP or HGS Background IP which may arise in connection with performance of the Research Programme. It is recognized and agreed that a Target Antibody or Clinical Development Antibody and any improvements, modifications or adaptations to such Antibody will not be considered
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       Improvements for the purposes of this Agreement.

1.23 "In-Vivo Proof of Concept" means an objective demonstration of the efficacy of a Target Antibody as agreed by the JMC. In respect of Target 1 it means demonstration of the efficacy of a Target Antibody in an animal model which has been specified by HGS and agreed not later than [***] from the Effective Date.

1.24 "Management Committee" means the Joint Management Committee established pursuant to the terms of Article 4.

1.25 "Know-How" means all unpatented information, whether or not patentable, relating to materials, methods, processes, techniques and data for the development, manufacture, use or sale of the Target, Target Antibodies or Licensed Product which is known to a Party and which a Party is free to transfer or disclose without violating contractual obligations to any third party.

1.26 "Licensed Product(s)" means Therapeutic Licensed Products, Therapeutic Antibody Licensed Products and Diagnostic Licensed Products.

1.27 "Insolvency Event" in relation to either Party, means any one of the following: (i) a notice shall have been issued to convene a meeting for the purpose of passing a resolution to wind up that Party or such a resolution shall have been passed other than a resolution for the solvent reconstruction or reorganisation of the Party of for the purpose of inclusion of any part of the share capital of that Party in the Official List of the London Stock Exchange or in the list of the American Stock Exchange or quotation of the same on the National Association of Securities Dealers Automated Quotation System; or (ii) a resolution shall have been passed by that Party's directors to seek a winding up or administration order or a petition for a winding up or administration order shall have been presented against that Party or such an order shall have been made; or (iii) a receiver, administrative receiver, receiver or manager, interim receiver, custodian, sequestrator or similar officer is appointed in respect of that Party or over a substantial part of its assets or any third party takes steps to appoint such an officer in respect of that Party of an encumbrance takes steps to enforce or enforces its security; or (iv) a proposal for a voluntary arrangement shall have been made in relation to that Party under Part I Insolvency Act 1986; or (v) a step or event shall have been taken or arisen outside the United Kingdom which is similar or analogous to any of the steps or events listed at (i) to (iv) above; or (vi) that Party takes any step (including starting negotiations) with a view to readjustment, rescheduling or deferral of any part of that Party's indebtedness, or proposes or makes any general assignment, composition or arrangement with or for the benefit of all or some of that Party's creditors or makes or suspends or threatens to suspend making payments to all or some of that Party's creditors of the Party submits to any type of voluntary arrangements; or (vii) where that Party is resident in the United Kingdom it is deemed to be unable to pay its debts within the meaning of Section 123 Insolvency Act 1986.
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1.28   "Major Market" means United States, European Community, France, Italy,
       Germany, the United Kingdom or Japan.

1.29 "Material" means any chemical or biological substance, including but not limited to any: (a) organic or inorganic chemical element or compound;
       (b) nucleotide or nucleic acid sequence, including DNA and RNA sequences, derived by natural or synthetic means; (c) gene; (d) vector or construct, including but not limited to plasmids, phagemids, phages or viruses; (e) host organism, including bacteria, fungi, algae, protozoa and yeast; (f) other genetic material or micro-organism; (g) gene product, including but not limited to any peptide or amino acid sequence, protein, enzyme or antibody and any fragment thereof conferring targeting properties in vitro and/or in vivo; (h) eukaryotic or prokaryotic cell line or expression system or any development strain or produce of that cell line or expression system; (i) Antibody or Antibody producing cell line, including hybridomas; (j) drug or pro-drug; or (k) assay or reagent.

1.30 "Net Sales" means the amounts invoiced on the sales of Licensed Product or Non-Antibody Product by HGS, its sublicencees and Affiliates to independent, unrelated third parties in bona fide arms length transactions, less the following deductions properly documented actually allowed and taken by such third parties and not otherwise recovered by or reimbursed by HGS, its Affiliates or sublicencees: (a) trade, cash and quantity discounts, including charge backs; (b) taxes on sales (such as sales or use taxes) to the extent added to the sales price and set forth separately as such in the total amount invoiced; (c) freight, insurance and other transportation charges to the extent added to the sales prices and set forth separately as such in the total amount invoiced; (d) amounts repaid or credited by reason of rejections, defects or returns, or because of retroactive price reductions, or due to governmental laws or regulations requiring rebates; (e) import duties; and means further the amount of fair market value of all other consideration received by HGS, or its sublicencees or Affiliates in respect of the Licensed Product or Non-Antibody Product, whether such consideration is in cash, payments in kind, exchange or other forms; but does not mean sales of the Licensed Product or Non-Antibody Product between or among HGS and its sublicencees and/or Affiliates. In the event a Licensed Product or Non-Antibody Product is sold in combination with other active components ("Combination Licensed Products"), Net Sales for purposes of royalty payments on the Combination Licensed Products shall be calculated by multiplying the Net Sales of the Combination Licensed Product by the fraction A/(A+B), where A is the gross selling price of the Licensed Product sold separately (i.e. without the other active components) and B is the gross selling price of the other active components. In the event that no such separate sales are made Net Sales for royalty payments shall be calculated by multiplying Net Sales of the Combination Licensed Product by C/(C+D) where C is the fully allocated cost of the Licensed Product (not including the other active components) and D is the fully allocated cost of such other active components such costs being determined using generally accepted accounting procedures consistently applied.

1.31 "Non-Antibody Product" means any product in whatever form (including without limitation bulk active formulated or unformulated bulk, final or packaged and final
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       labelled forms) for any human therapeutic or diagnostic use which is not a Licensed Product or a Competing Antibody Product.

1.32 "Patent Rights" means patent applications or patents, author certificates, inventor certificates, utility certificates, improvement patents and models and certificates of addition, and all foreign counterparts of them and includes divisions renewals continuations, continuations-in-part, extensions, reissues, substitutions, confirmations, registrations revalidation or additions of or to them as well as any supplementary protection certificate or any other post patent expiry extension of patent protection in respect of them.

1.33 "Research Programme" shall have the meaning set forth in Article 2 with respect to the research and development done with respect to each Target.

1.34 "Research Programme IP" means all Patent Rights and Know-How that arises under the Research Programme.

1.35 "Research Programme Support Payment" shall mean the payments made by HGS to CAT in support of the Research Programme.

1.36 "Target" shall mean the Antigen(s) for which CAT and HGS have agreed to conduct a collaborative Research Programme pursuant to Article 2 of this Agreement.

1.37 "Target Antibodies" means an Antibody or Antibodies derived under the Research Programme to the Target.

1.38   "Target 1" shall mean [***].

1.39 "Target 2" and "Target 3" means the Target(s) corresponding to each subsequent Antigen designated by HGS pursuant to Clause 20 of the Agreement.

1.40 "Technical Performance Criteria" means for Target 2 and Target 3 such Technical Performance Criteria as shall be agreed by the JMC in respect of each such Target.

1.41 "Time Line" means the period agreed by the JMC by which the Clinical Development Antibody shall be completed. In respect to Target 1 it shall be 12 months from the Effective Date.

1.42   "Term" means the term of this Agreement under Article 18.

1.43 "Therapeutic Antibody Licensed Products" means all products in whatever form (including without limitation bulk active, formulated or unformulated bulk, final or packaged, and final labelled forms) for any human therapeutic incorporating part of at least one variable region of a Target Antibody.
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1.44  "Therapeutic Licensed Products" means all products in whatever form
      (including without limitations bulk active, formulated or unformulated bulk, final or packaged, and final labeled forms) for any human therapeutic whose biological activity was identified by a Target Antibody and whose potential medical utility was first demonstrated by a Target Antibody.

ARTICLE 2 RESEARCH PROGRAMME

2.01 CAT and HGS will conduct collaborative research and development with respect to Target 1 and to each subsequent Target designated pursuant to Clause 20 ("the Research Programme").

2.02 Each Party will mutually disclose all information concerning Target Antibodies and the Target, which is necessary for each to perform their duties under the Research Programme, including information relating to selection, derivation and assays relating to Target Antibodies and the Target as developed under the Research Programme. HGS shall specify the animal model for demonstration of In-Vivo Proof of Concept in respect of Target 1 not later than [***] after the Effective Date. HGS shall specify the animal model for demonstration of In-Vivo Proof of Concept in respect of Targets 2 and 3 by a date to be agreed by the JMC.

2.03 The Parties will establish a Joint Management Committee ("JMC") pursuant to Article 4 and each Party shall fund its own costs of the Research Programme. The Parties will collaborate and if required by the JMC employees will work with employees of the other Party at that Party's premises.

2.04 The purpose of the Research Programme will be to generate diverse panels of Target Antibodies and to use them to explore in vivo and in vitro biological characteristics and disease association of the Target and to generate a lead Target Antibody for pre-clinical and subsequent development of a Clinical Development Antibody.

2.05 The parties shall use reasonable efforts to fulfill their obligations as set out in Exhibit A to develop a Clinical Development Antibody and in respect of Targets 2 and 3 to meet any applicable Technical Performance Criteria in respect of Targets 2 and 3.

ARTICLE 3 PRE-CLINICAL DEVELOPMENT

3.01 After the development of a Clinical Development Antibody HGS shall be solely responsible for all further pre-clinical development costs. If HGS requires additional work to be done by CAT with respect to a Clinical Development Antibody on terms to be mutually agreed by the JMC CAT agrees to perform such work and HGS agrees to reimburse CAT for its costs at the rate of [***] per FTE for Target 1. For Targets 2 and 3 the FTE rates shall be mutually agreed.

ARTICLE 4 JOINT MANAGEMENT COMMITTEE
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4.01  Promptly after the Commencement Date, the Parties shall establish a JMC which shall oversee the Research Programme and supervise all other aspects of the collaboration hereunder. Certain specific functions of the JMC are as follows:

      (a) to design a work plan for each Target Antibody including performance criteria in respect of any further Antigens selected pursuant to Clause 20 ("Technical Performance Criteria") and to select the Time Line, the appropriate definition of In-Vivo Proof of Concept for Targets 2 and 3 and any Clinical Indications;
      (b) allocate the work between the Parties and, if appropriate, third parties; oversee the performance of the Research Programme and monitor progress against the timetables of each Target;
      (c) hold review meetings on progress in the Research Programme not less than once every three calendar months and at any time upon the mutual agreement of both Parties;
      (d) provide a written report on the progress of the Research Programme once every three months to HGS and CAT management;
      (e) identify any patentable inventions or other intellectual property requiring protection arising out of the Research Programme;
      (f) amend the Research Programme from time to time as may be necessary or desirable; and
      (g) determine when the obligations of Parties in respect of the Research Programme have been carried out and when that Research Programme is completed.

4.02  The JMC shall be established and run by the Parties as follows:

      (a) the JMC shall be comprised of four persons ("Members") and HGS and CAT shall each be entitled to appoint two Members, to remove any Member appointed by it and to appoint any person to fill a vacancy arising from the removal or retirement of such Member;
      (b) HGS and CAT shall each notify the other in writing of the identities of their Members from time to time. Both Parties shall use reasonable endeavours to keep the same Members on the JMC throughout the duration of the Research Programme;
      (c) the quorum for meeting of the JMC shall be two Members, provided that there is at least one Member from each of HGS and CAT present;
      (d) the JMC shall meet promptly after the Commencement Date. The venue for all meetings shall be agreed in advance and will generally alternate between the U.K. and U.S.A., unless audio and video conferences are used. Each Party shall be responsible for its own expenses, including travel and accommodation costs incurred in connection with JMC meetings;
      (e) the Minutes of each meeting shall be kept, approved by the JMC and distributed to the Parties. The JMC shall appoint a secretary for each meeting who need not be a member of the JMC. Such appointment shall alternate between CAT and HGS. The Secretary shall provide an agenda seven days prior to the meeting and circulate minutes of the meeting within fourteen days after the meeting.

4.03 Decisions of the JMC shall be made by unanimous agreement of all the Members present at the meeting at which there is a quorum. If agreement cannot be reached then the
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      Parties shall discuss the position in good faith in an effort to resolve their differences. If it is not possible to obtain agreement, then either Party may require that the outstanding matters requiring resolution shall be deferred to the CEOs of the Parties (or their nominees) for resolution, who together shall use reasonable efforts to resolve such matters promptly.

ARTICLE 5 INTELLECTUAL PROPERTY OWNERSHIP

5.01 Nothing in this Agreement transfers or licenses any right, title or interest to CAT Background IP or HGS Background IP save as expressly set out herein.

5.02 Any and all Research Programme IP shall be owned by HGS from the moment of its development or other origination, and CAT hereby assigns and will assign any and all rights, title and interest in Research Programme IP to HGS.

5.03 Provided however that any and all Improvements shall be owned by the Party who owns the underlying technology to which the Improvements are made regardless of which Party makes the Improvement.

ARTICLE 6 GRANTS, RESERVED RIGHTS AND EXCLUSIVITY

6.01 CAT grants to HGS a royalty free non-exclusive worldwide license under the CAT Background IP solely to carry out the Research Programme.

6.02 CAT grants to HGS an option ("the Option") to a world-wide royalty bearing exclusive sub-licensable license under the CAT Background IP to develop, make, have made, use and have used, import, sell and have sold Licensed Product for use in the Field. Subject to 6.03 if CAT develops a Clinical Development Antibody then HGS shall exercise its option provided that HGS had paid the Research Programme Support Payment pursuant to Article 7. However if (1) CAT does not develop a Clinical Development Antibody or (2) if HGS has not exercised its Option within the Time Line then the Option shall lapse.

6.03 In the event the [***] then there shall be no obligation for the parties to be exclusive to each other and in the event that HGS does not exercise its Option then the obligations of Article 11 shall not apply.

6.04 Subject to Clause 6.03 if CAT develops a Clinical Development Antibody then neither party shall develop Antibodies against the Target for the Clinical Indication identified by the JMC in the In-Vivo Proof of Concept with any third parties and shall be exclusive to each other in the future development and commercialisation of Target Antibodies to that Target for the Clinical Indication identified by the JMC.

6.05  Subject to Clause 6.03 if CAT develops a Clinical Development Antibody then both parties shall use their good faith effort to assess whether the Clinical Development Antibody may be appropriate for a different Clinical Indication pursuant to the provisions
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      of Clause 3.01. In the event that the [***] then the parties shall have no obligation to be exclusive to each other in respect of the development and commercialization for that different Clinical Indication. In assessing whether a Competing Antibody Product performs better the JMC shall base its decision on objective criteria such as [***] of the Clinical Development Antibody and the Competing Antibody Product as deemed appropriate. If the JMC cannot agree within [***] they shall refer the decision to the Chief Executive Officers of the parties or their appointed representative. If they cannot agree within [***] from the referral to the CEOs then the parties shall appoint an expert whose decision shall be binding on both the parties.

6.06 In the event a Clinical Development Antibody does not achieve a mutually agreed pre-defined clinical endpoint and HGS stops development of the Clinical Development Antibody in that Clinical Indication then HGS's license shall be converted to a non-exclusive license and the parties shall no longer be exclusive to each other in respect of that Clinical Development Antibody in that Clinical Indication.

6.07 HGS grants to CAT a royalty free non exclusive worldwide license under the HGS Background IP and Research Programme IP solely to carry out the Research Programme for the benefit of HGS.

6.08 Except for the research right granted under 6.01 HGS shall have the right to sublicense any and all of the rights provided that it shall notify CAT within [***] of the grant of any sublicense and that HGS shall not have the right to sublicense the right to select or engineer Target Antibodies.

ARTICLE 7 RESEARCH PROGRAMME SUPPORT, ROYALTIES AND MILESTONES

7.01 HGS shall pay to CAT a Research Programme Support Payment which in respect of Target 1 shall be [***] for the support required to fulfil its obligations, deemed equivalent to at least [***] FTEs. Payment shall be made in advance on a monthly basis for the first [***] from the Effective Date at a rate of [***] per month. Thereafter the balance due shall be payable [***].

7.02 In the event that HGS in its sole discretion notifies CAT that it wishes to designate a Target Antibody candidate as a Clinical Development Antibody at any time prior to achievement of In-Vivo Proof of Concept HGS shall pay CAT the balance of any unpaid Research Programme Payment Support. In no event shall CAT receive more than [***] by operation of this clause.

7.03 CAT shall have the sole responsibility for payment, and shall pay all of CAT's Third Party Royalty Obligations owed on Licensed Products under this Agreement.

7.04 HGS shall pay to CAT the following milestones with respect to Therapeutic Licensed Products and Therapeutic Antibody Licensed Products for the following events in a

      Major Market:

          -  Initiation of the first Phase I/IIa clinical trial   [***]
          -  Initiation of the first Phase III clinical trial     [***]
          -  Filing of a BLA for the first Clinical
             Indication in the first Disease Area                 [***]
          -  Approval by the FDA of the first Clinical
             Indication in the first Disease Area                 [***]
          -  Approval by the FDA of a Clinical
             Indication in a second Disease Area                  [***]

      HGS shall pay to CAT royalty payments of [***] of Net Sales of Therapeutic Antibody Licensed Products by HGS or its Affiliates or sublicensees. HGS shall pay to CAT royalty payments of [***] of Net Sales of Therapeutic Licensed Products by HGS or its Affiliates or sublicensees.

7.05 If the parties agree that royalties should be paid to third parties other than CAT's Third Party Royalty Obligations to practise or have practised the technology claimed in the CAT Antibody Patents such royalties will be borne equally by HGS and CAT and HGS shall be able to offset its share of such third party royalties against the royalties owed to CAT under Clause
      7.04 provided however that the royalties payable to CAT on Therapeutic Antibody Licensed Products pursuant to Clause 7.04 shall not be reduced below [***] of Net Sales in any year for which a royalty is owed to CAT. It is agreed and acknowledged that the provisions of this section shall not apply to third party royalty payments outside the scope of the CAT Antibody Patents nor shall it apply to royalties payable in respect of Therapeutic Licensed Products, Diagnostic Licensed Products or Non-Antibody Products.

7.06 HGS shall pay to CAT the following milestones with respect to Diagnostic Licensed Products for the following events in a Major Market:

      -    Filing of PMA or 510k               US$ [***]
      -    Approval by the FDA                 US$ [***]

7.07 HGS shall pay to CAT royalty payments in respect of Net Sales of Diagnostic Licensed Products equal to the amount of [***].

7.08 Subject to Clause 7.04 in the event that HGS, its affiliates or sublicensees require additional licenses from third parties in order to develop manufacture or commercialise a Licensed Product or a Non-Antibody Product any consideration or royalties payable shall be the sole responsibility of HGS, its Affiliates or Sublicensees and shall not be creditable against any royalty or other payments due to CAT under this Agreement.

7.09 All royalties shall be payable until the later of 10 years from the date of the First Commercial Sale or until the expiry of the last of the patents in the CAT Background IP which patents would be infringed by a Licensed Product.

ARTICLE 8 PAYMENTS

8.01 HGS shall make payments to CAT with respect to the sale of Licensed Product by HGS, its sublicensees and its affiliates, on a country-by-country basis, commencing six months after the First Commercial Sale and to continue every six months thereafter. Such payments shall be due forty-five days after the close of each six month period.

8.02 Each payment or credit shall be accompanied by a report setting forth the calculations of the amounts to be paid or credited on a country-by-country basis.

8.03 All payments shall be in United States dollars. Payments due on Net Sales made in currency other than United States dollars shall first be calculated in the foreign currency and then converted to United States dollars on the basis of the monthly average exchange rate for the preceding six months in effect in the purchase of United States dollars with such foreign currency as set forth in the Key Currency Cross Rates Tables of the Wall Street Journal (or comparable publication if not quoted in the Wall Street Journal) with respect to the currency of the country of origin of such payment prior to the date of payment.

8.04 HGS shall maintain true and complete books of account for a period of 3 years containing an accurate record of all data necessary for the proper computation of payments due from it or charges made by it under this Agreement.

8.05 Upon request by CAT, HGS agrees to make such books of account available, upon reasonable notice and at reasonable times, for inspection by an independent Certified Public Accounting firm which is acceptable to both parties. Such inspection may take place at any time within 3 years after the date of payment or charges to which they relate (but not more than once in each calendar year) for the sole purpose of verifying the amount of such payments or charges and the accuracy of such books of account.

8.06 The fees and expenses of the audit shall be borne by CAT, unless a net discrepancy of more than [***] in CAT's favor is discovered in which case HGS shall bear the fees and expenses. If any such audit shows any underpayment or overpayment, a correcting payment or credit, respectively, shall be made within thirty days after receipt of the written statement of the audit.

8.07 Any income or other tax that HGS, its Affiliates or sublicensees are required by law to withhold and pay on behalf of CAT with respect to Royalties paid to CAT under this Agreement shall be deducted from said Royalties prior to remittance to CAT; provided however, that in regard to any such tax so deducted, HGS, its Affiliates or sublicensees shall give or cause to be given to CAT such assistance as may reasonably be necessary to enable CAT to claim exemption therefrom or credit therefor, and in each case shall furnish CAT proper evidence of such taxes paid on its behalf.

8.08 All payments made to CAT under the Agreement shall be made to the account of Cambridge Antibody Technology Limited at [***] by telephonic transfer.

8.09 If HGS fails to make any payments to CAT hereunder within 15 days on the due date for payment, without prejudice or any other right or remedy available to CAT, CAT shall be entitled to charge HGS interest (both before and after judgement) on the amount unpaid at the rate or LIBOR [***] calculated on a daily basis until payment in full is made without prejudice to CAT's right to receive payment on the due date.

ARTICLE 9  LIABILITY

9.01 Each Party (the "Indemnifying Party") shall be responsible for and indemnify the other Party and its Affiliates and their officers, servants and agents (collectively the "Indemnified Party") against any and all liability, loss, damage, cost or expense incurred or suffered by the Indemnified Party as a result of a claim that use of any Licensed Product or Non-Antibody Product supplied or made available by the Indemnifying Party has caused death or bodily injury except where the claim arises through the negligence or intentional wrongdoing of the Indemnified Party. An Indemnified Party that intends to claim indemnification under this Clause shall promptly notify the Indemnifying Party of any claim, loss, damage, or expense in respect of which the Indemnified Party intends to claim indemnification reasonably promptly after the Indemnified Party becomes aware of its claim. The Indemnifying Party shall assume the defense of any related third-party action, suit or proceedings with counsel mutually satisfactory to the Parties; provided, however, that an Indemnified Party shall have the right to retain its own counsel with the fees and expenses to be paid by the Indemnifying Party, if representation of that Indemnified Party by the counsel retained by the Indemnifying Party would be inappropriate due to actual or potential differing interests between the Indemnified Party and any other party represented by that counsel in the proceedings. The indemnity in this Clause shall not apply to amounts paid in settlement of any claim, loss, damage or expense if that settlement is effected without the consent of the Indemnifying Party, which consent shall not be unreasonably withheld. The failure of an Indemnified Party to deliver notice to the Indemnifying Party within a reasonable time after becoming aware of any claim, loss, damage or expense in respect of which it intends to claim indemnification under this Clause, if prejudicial to the Indemnifying Party's ability to defend the action, shall relieve the Indemnifying Party of any liability to the Indemnified Party under this Clause. The Indemnifying Party shall not have any liability to any Indemnified Party otherwise than under this Clause. The Indemnified Party and its employees and agents shall cooperate fully with the Indemnifying Party and its legal representatives in the investigation of any matter covered by this indemnification.

9.02 Neither Party shall be liable to the other in contract, tort, negligence, breach of statutory duty or otherwise for any economic loss or other loss or turnover, profits, business or goodwill or any loss, damages, costs or expenses of any nature whatsoever incurred or suffered by the other or its Affiliates of an indirect or consequential nature arising out of or in connection with this Agreement.

9.03 The maximum limit of CAT's liability under this Agreement shall be the amounts paid by HGS to CAT hereunder provided however that this clause will not be applicable if CAT receives a licence from HGS pursuant to the provisions of Clause 11.03.

9.04 During the term of this Agreement and for a period of [***] following the expiration or earlier termination of this Agreement HGS shall maintain adequate liability insurance, including Licensed Product liability and contractual liability insurance each with coverage of [***] for each claim and in the aggregate to cover HGS's obligations under this Agreement. Such insurance cover shall be maintained with a nationally recognised insurance carrier reasonably acceptable to CAT.

ARTICLE 10 CONFIDENTIALITY

10.01 The receiving party will retain all of the Confidential Information in confidence during the term of this Agreement and for a period of five years after termination of this Agreement and will not, without the prior written permission of the other party or pursuant to Article 10 hereof, disclose it to third parties, or use it for any purpose other than in accordance with the terms of this Agreement.

10.02 Each party shall have the right to disclose to others Confidential Information to the extent such disclosure is reasonably necessary, in filing or prosecuting patent applications, prosecuting or defending litigation, complying with governmental regulations, conducting preclinical or clinical trials, or seeking approval from or complying with the FDA, provided that if a party is required to make any non-confidential disclosure of the other party's Confidential Information, the disclosing party will give reasonable advance notice to the other party of such disclosure requirement, and will use reasonable efforts to secure confidential treatment of such Confidential Information required to be disclosed.

ARTICLE 11 DUE DILIGENCE

11.01 Subsequent to the development of a Clinical Development Antibody HGS will prepare and deliver a Development Plan to CAT. HGS will use reasonable efforts to meet the HGS Milestones set out in the Development Plan and to develop marketable Licensed Products of good merchantable quality, including reasonable efforts to develop Licensed Products in multiple Clinical Indications of a Disease Area, and to bring those Licensed Products to market within the time set out in the Development Plan and to satisfy market demand for those Licensed Products.

11.02 Subsequent to the development of a Clinical Development Antibody if HGS its Affiliate or sublicensee does not file an application with the FDA for permission to test in humans (or where a filing is not required has not initiated human Clinical trials) and HGS its Affiliates or sublicensees by itself or with a third party develops a Non-Antibody Product which is a competing antagonist of [***] action in a Clinical Indication then HGS shall pay to CAT the following milestone payments:

          -  Initiation of the first Phase III clinical trial    US$[***]
          -  Filing for approval of a BLA in the first Clinical
             Indication                                          US$[***]
          -  Approval of the first Clinical Indication           US$[***]
          -  Approval of a Clinical Indication in
             subsequent Disease Area                             US$[***]

      In addition HGS shall pay CAT Royalties on Net Sales of Non-Antibody Products of [***]

11.03 If HGS (a) within [***] from the delivery of a Clinical Development Antibody does not file an application with the FDA for permission to test in humans a Licensed Product or a Non-Antibody Product in the field of antagonists to action of the Antigen or where a filing is not required has not initiated human clinical trials or (b) notifies CAT that it is not initiating or terminating all clinical trials in the field of an antagonist to a Target then the Licenses granted to HGS shall terminate and HGS shall grant to CAT under HGS Background IP, Research Programme IP and HGS Know How a world-wide royalty bearing exclusive sub-licensable license to develop, make, have made, use and have used, import, sell and have sold the Licensed Product incorporating such Clinical Development Antibody for use in the Field and provide CAT with all Material and related data to the Clinical Development Antibody.

11.04 If the Licenses referred to above are granted then CAT shall pay to HGS any future applicable milestones as set out in Article 7 and a Royalty of [***] on Therapeutic Licensed Products and [***] on Net Sales of Diagnostic Licensed Products.

ARTICLE 12 PUBLICATIONS

12.01 The parties agree that any proposed publications (including, but not limited to abstracts posters and the like) or public disclosure on the research conducted under this Agreement shall be submitted to the other party at least thirty days prior to submission to a journal or other third party. A proposed submission or disclosure shall be reviewed promptly; however, where necessary, submission of disclosure may be delayed for an additional ninety days following the initial thirty day period for the purposes of preparing related patent applications and for deleting particularly Confidential Information from said proposed disclosure if in the reasonable judgment of the other party such patent applications are considered necessary and disclosure would jeopardize potential protection.

ARTICLE 13 GOVERNING LAW

13.01 This Agreement shall be governed by and construed in accordance with the law of England.

ARTICLE 14 PATENT PROSECUTION AND INFRINGEMENT

14.01 HGS shall have the sole right and responsibility, at its sole discretion and with reasonable assistance from CAT, for the filing of and any prosecution and maintenance of patents and any other rights related to the Research Programme IP and for the conduct of any claims or proceedings relating to them in all countries, including any interference or opposition proceedings. All applicable costs, including that of the patent attorneys retained by HGS, shall be the responsibility of HGS.

14.02 Each Party shall promptly report in writing to the other during the term of this Agreement any (i) known infringement or suspected infringement of any of the Research Programme IP or (ii) unauthorised use or misappropriation of the Confidential Information by a third party of which it becomes aware, and shall provide the other party with all available evidence supporting said infringement, suspected infringement or unauthorised use or misappropriation.

14.03 If during the term of this Agreement if a third party in any country where the Licensed Product is being imported, manufactured, used, or sold, notifies any of the Parties, their Affiliates or licensees that such activity infringes or is alleged to infringe any issued patent either assigned to or licensed to such third party, then the Party so notified shall promptly notify the other Party in writing.

14.04 Each Party shall co-operate with the other Party, to the extent reasonably requested, in any legal action brought by or against the other Party or both of them or against their Affiliates or sublicensees in connection with the making, using or selling of Licensed Product(s) ("Action").

14.05 HGS shall have the sole responsibility at its sole expense to defend or prosecute any Action. CAT shall provide all reasonable assistance in connection with any Action at HGS expenses (including CAT's reasonable attorneys' fees). If HGS finds it necessary to join CAT in such suit or action. CAT shall execute all papers and perform such other acts as may be reasonably required. Unless HGS and CAT otherwise agree any amount recovered in any such action or suit whether by judgement or settlement shall be retained by HGS. In the event HGS fails to take action within ninety days of learning of such infringement, CAT shall have the sole right, but not obligation, to bring, defend and maintain any appropriate suit or action involving infringement of such a patent by manufacture, use or sale of the Licensed Product. If CAT finds it necessary to join HGS in such suit or action, HGS shall execute all papers and perform such other acts as may be reasonably required. HGS may, at its option, join as a party in such suit and, at its expense, be represented by counsel of its choice. Unless HGS and CAT otherwise agree, any amount recovered in any such action or suit, whether by judgement or settlement, [***].

14.06 HGS shall mark the Licensed Products or Non-Antibody Products sold in the United States with all applicable patent numbers. All Licensed Products or

          Non-Antibody Products shipped to and/or sold in other countries shall be marked and labelled in such a manner as to conform with all applicable laws of the country where the Licensed Products or Non-Antibody Products are sold.

ARTICLE 15 DISPUTE RESOLUTION

15.01 All other disputes between the Parties arising out of the circumstances and relationships contemplated by this Agreement including disputes relating to the validity, construction or interpretation of this Agreement and including disputes relating to pre-contractual representations shall be in the first instance referred to the respective Chief Executive Officers of the Parties. If they fail to agree then any dispute shall be settled by arbitration as follows:

15.02 The arbitration shall be conducted in the English language in accordance with the Commercial Arbitration Rules of the International Chamber of Commerce (ICC). The arbitration shall be conducted by one arbitrator chosen by mutual agreement of the parties. If the parties are unable to agree on an arbitrator, they shall each pick one arbitrator and the two arbitrators shall choose a third arbitrator. The parties will cooperate with each other in using the arbitration to be held in as efficient and expeditious a manner as practicable. Any arbitration proceeding instituted under this Agreement shall be brought in London, England if instituted by HGS and in Washington D.C. if instituted by CAT.

15.03 Any award rendered by the arbitrator(s) shall be final and binding upon the parties hereto. Judgement upon the award may be entered in any court of record of competent jurisdiction. Each party shall pay its own expenses of arbitration and the expenses of the arbitrator(s) shall be equally shared unless the arbitrator(s) assesses as part of his, her or their award all or any part of the arbitration expenses of one party (including reasonable attorney's fees) against the other party.

ARTICLE 16 WARRANTIES

16.01 Each Party represents and warrants to the others as follows:-

     (a) HGS represents and warrants that it is a corporation, duly organised, validly existing and in good standing under the laws of the Delaware, and has all requisite corporate power and authority to execute, deliver and perform this Agreement. CAT represents and warrants that it is a corporation, duly organised, validly existing and in good standing under the laws of England and Wales and has all requisite corporate power and authority to execute, delivery and perform this Agreement;

     (b) This Agreement when executed and delivered by the Parties will be legal, valid and binding obligation of such Party, enforceable against such Party in accordance with its terms; and

     (c) The execution, delivery and performance of this Agreement by either Party does not conflict with, or constitute a breach or default under, (i) the charter documents of such party, (ii) any law, order, judgement or governmental rule or regulation applicable to such Party or its property, or, (iii) any provision of any agreement, contact, commitment or instrument to which it is a Party (and the execution, delivery and performance of this Agreement by the Party does not require the consent, approval or authorisation of, or notice, declaration, filing or registration with, any governmental or regulatory authority).

16.02 CAT represents to HGS that to the best of its belief as of the Effective Date the CAT Antibody Patents are the main patents required from CAT to operate CAT's antibody phage display technology.

ARTICLE 17 NOTICES

17.01 All notices or other communications required or permitted to be given by either party under this Agreement shall be in writing and shall, unless otherwise specifically set forth herein, be sufficiently given by either party when deposited in the mail, registered or certified, postage prepaid, or by telefacsimile, and addressed as hereinafter set forth or to such other addressee and/or address as or shall subsequently be designated by either party by notice given in accordance with this Section.

      To HGS:

      Human Genome Sciences

      9410 Key West Avenue

      Rockville

      Maryland

      Attn: General Counsel

      Fax (1) 301 309 8439


      To CAT:

      Cambridge Antibody Technology Ltd.

      The Science Park

      Melbourn, Cambridgeshire SG8 6JJ

      Attn:  Company Secretary

      Fax: (44) 1763 263413

17.02 Either party may change the address or the recipient to which notice is to be provided by written notice pursuant to this Clause.

ARTICLE 18 TERM AND TERMINATION

18.01 Unless and until earlier terminated as provided in this Article this Agreement shall commence on the Effective Date and shall continue until the last to expire of the patents in the CAT Background IP which patents would be infringed by a Licensed Product or the expiry of ten years from the date of First Commercial Sale of a Licensed Product by HGS or its Affiliates or sublicensees (whichever is the later).

18.02 If either party breaches or defaults in the performance or observance of any of its material obligations under this Agreement, and such breach or default is not cured within 30 days after receipt by such party of a written notice from the non-breaching party specifying the breach or default (or such longer period as is reasonably necessary if the breach is of such a nature that it cannot be reasonably cured within 30 days) then the non-breaching party shall have the right to terminate this Agreement.

18.03 If CAT has failed to provide to HGS a Clinical Development Antibody, HGS may terminate this agreement upon written notice to CAT. If HGS has failed to provide an animal model for the In-Vivo Proof of Concept within [***] in respect of Target 1 and within the time period as agreed by the JMC in respect of Target 2 and 3 or has failed to indicate a Clinical Indication within [***] of the Effective Date in respect of Target 1 and within the time period agreed by the JMC in respect of Target 2 and 3 then CAT may terminate this Agreement upon written notice to HGS provided that termination based on Target 2 or Target 3 shall be effective only with respect to that Target.

18.04 Either party may terminate this Agreement by written notice to the other party in the event the other party shall have become subject to an Insolvency Event.

18.05 No exercise by CAT or HGS of any right of termination shall constitute a waiver of any right of CAT or HGS for recovery of any monies then due to it hereunder or any other right or remedy may have at law, in equity or under this Agreement.

ARTICLE 19 CONSEQUENCES OF TERMINATION

19.01 The provisions of Articles 5 8 9 10 12 and 14 shall survive the termination for any reason of this Agreement.

19.02 In addition the obligation to make payments under this Agreement with respect to any period prior to its termination shall survive the termination of this Agreement. Termination of this Agreement is to be without prejudice to rights of either party which have accrued and are due prior to termination.

ARTICLE 20 ADDITIONAL PROGRAMMES & AREAS OF EXCLUSIVITY

20.01 CAT agrees to conduct additional Research Programmes directed to 2 further Targets in addition to the Target on behalf of HGS on the terms specified in this Agreement, adding the new Target(s) to the definition of the Antigen in Clause 1.04 and throughout this Agreement, and defining a Research Programme for each such Target 2 and Target 3 pursuant to Article 2, with the following limitations:

       (a) The JMC shall agree that Target 2 and Target 3 is suitable to enter a Research Programme. In reaching such a determination the JMC shall give weight to the fact that any new Target shall meet similar criteria to the Antigen in terms of availability of the Antigen and relevant assay, supporting background biology and empirical support for an antibody based therapeutic intervention. In addition the JMC shall be satisfied that the Time Line is appropriate and that CAT is aware of any competing technologies that HGS has initiated or is considering initiating in respect of any new Target.

       (b) CAT shall have the right to reject a proposed Target 2 or 3 within [***] of the date of said proposal if:

       [***]

       In the case of any Target rejected by CAT, HGS shall have a right but not an obligation to propose a substitute Target.

20.02 CAT shall use reasonable endeavours to commence a Research Programme promptly after agreement of the JMC to accept a Target.

20.03 HGS's right to initiate any subsequent Research Programme hereunder shall terminate [***] from the Effective Date.

20.04 Royalty payments, milestone payments and other terms for Target 2 and Target 3 will be as specified herein except that the set of milestone payments with respect to Target 2 and Target 3 shall be increased from the milestone payments specified herein for the Target by [***] for each subsequent twelve month period between the Effective Date and the initiation of the Research Programme directed to such subsequent Target.

ARTICLE 21 FORCE MAJEURE

21.01 Each of the parties hereto shall be excused from the performance of its obligations

             (except the obligations of confidentiality and non-disclosure imposed in Article 10 above) hereunder in the event such performance is prevented by force majeure. For the purpose of this Agreement, force majeure is defined as follows:

       a) Strikes, lockouts, or other industrial action taken by the employees of any party or any third party (whether or not the party against whom such action is taken could have avoided the same by acceding to the demands of the employees responsible for such action);

       b) Civil commotion, embargo, governmental legislation or regulation, riot, invasion, war, threat of or preparation of war;

       c) Fire, explosion, storm, flood, earthquake, subsidence, epidemic or other natural physical disaster.

       If the period of force majeure extends beyond six months then this Agreement may be terminated by either party upon written notice.

ARTICLE 22 WAIVER AND ASSIGNMENT

22.01 The right of either party at any time to require strict performance by the other party hereto of all the terms and conditions hereof shall not in any way be affected or impaired by prior waiver, forbearance or course of dealing.

22.02 This Agreement shall not be assigned by either party without the prior written consent of the other party, such consent not to be unreasonably withheld, provided however that a party may assign this Agreement or any of its rights or obligations hereunder to any affiliate or to any third party with which it may merge or consolidate or to which it may transfer all or substantially all of its assets to which this agreement relates, without obtaining the consent of the other party, provided that the assigning party remains liable under this agreement and that the third party, assignee or surviving entity assumes in writing all of its obligations under this agreement.

22.03 This Agreement shall be binding upon any permitted assignee of either party.

ARTICLE 23 ANNOUNCEMENTS

23.01 Subject to Clause 23.02 no press release announcement or other communication to any third party concerning the transaction contemplated by this Agreement or the financial terms of this Agreement or any ancillary matters shall be made or permitted or authorised to be made by either Party without the prior written approval of the other, such approval not to be unreasonably withheld or delayed.

23.02 Either Party may make an announcement concerning the transactions contemplated by this Agreement or any ancillary matter if required by:

       (a) law or regulation
       (b) existing contractual obligations; or
       (c) any Securities Exchange or Regulatory Authority or governmental body to which either party is subject or submits, wherever situated, including (without limitation) the US Securities Exchange Commission, The UK Stock Exchange or The Panel on Take-overs and Mergers, whether or not the requirement has the force of law

ARTICLE 24 MISCELLANEOUS

24.01 If any provision of this Agreement is held by a court of competent jurisdiction to be invalid or unenforceable, it shall be modified, if possible, to the minimum extent necessary to make it valid and enforceable or, if such modification is not possible, it shall be stricken and the remaining provisions shall remain in full force and effect; provided, however, that if a provision is stricken as to materially affect the economic benefits of this Agreement, the party adversely affected may terminate this Agreement upon sixty days prior written notice to the other party.

24.02 The headings set forth at the beginning of the various Articles and Sections of this Agreement are for reference and convenience and shall not affect the meanings of the provisions of this Agreement.

24.03 If so advised the parties shall co-operate in notification of this Agreement to the Commission of the European Community pursuant to Council Regulation 17/62 of the Council of Ministers of the European Community as soon as reasonably practicable after the Commencement Date. Each Party shall be responsible for its own costs and expenses related to such notification. Each Party will give the other full and prompt co-operation in providing any information which the other may require in order to prepare such notification.

24.04 Nothing herein shall be deemed to establish a relationship of principal and agent between CAT and HGS, not any of their agents or employees for any purpose whatsoever. This Agreement shall not be construed as constituting CAT and HGS as partners, or as creating any other form of legal association or arrangement with could impose liability upon one party for the act or failure to act of the other party.

24.05 Nothing contained in this Agreement shall be construed as conferring any right to use in advertising, or other promotional activities, any name, trade name, trademark, or other designation of either party thereto.

24.06 This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized officers as of the Effective Date.

Human Genome Sciences, Inc.


By:_________________________________________________

Title:______________________________________________


Cambridge Antibody Technology Ltd.


By:_________________________________________________

Title:______________________________________________

                                   EXHIBIT A


In the course of the Research Programme pertaining to the Target, the Parties shall have the following obligations as modified from time to time by agreement of the JMC.



                             Human Genome Sciences
                                     [***]


                         Cambridge Antibody Technology
                                     [***]

                                   EXHIBIT B
                  EXISTING CAT THIRD PARTY ROYALTY OBLIGATIONS


1. License Agreement, dated January 7, 1997, between CAT and MRC, with certain royalty rates, as may be amended from time to time which shall include all royalty payments due to The Scripps Research Institute and Stratagene pursuant to an agreement dated 25 June 1999 (the "MRC License").

2. Therapeutic Antibodies Agreement, dated December 31, 1997, between CAT and Dyax Corp., with a royalty rate of [***], as may be amended from time to time (the "Dyax License").

3. Diagnostic Antibodies Agreement, dated December 31, 1997, between CAT and Dyax Corp., with a royalty rate of [***], as may be amended from time to time (the "Dyax License").

1/   [***] indicates that text has been deleted, which is subject to a confidential treatment request. This text has been filed with the SEC on a supplemental basis.